EXHIBIT 99.2
                                                                    ------------


ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                       THREE MONTHS ENDED             NINE MONTHS ENDED
                                                              SEPTEMBER 30   September 30   SEPTEMBER 30   September 30
(unaudited)                                                           2004           2003           2004           2003
(in millions of Canadian dollars, except per share amounts)              $              $              $              $
------------------------------------------------------------------------------------------------------------------------
Sales (note 1a)                                                      1 528          1 340          4 322          4 078
------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                                1 050          1 003          3 053          3 076
Distribution costs (note 1a)                                           161            144            460            441
Countervailing and anti-dumping duties (note 1a)                        38             20             90             59
Selling, general and administrative expenses (note 1d)                  48             46            141            138
Mill closure elements (note 3)                                          (8)            --             (1)            --
Amortization of plant and equipment                                    153            155            451            467
Amortization of intangible assets                                        4              4             12             12
------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                      82            (32)           116           (115)
Financial expenses (note 4)                                            101             97            293            296
Gain on translation of foreign currencies                             (239)           (13)          (115)          (585)
Other expenses (income) (note 5)                                        --              2            (19)             7
------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before the following items  220           (118)           (43)           167
Income tax expense (recovery)                                           30            (49)           (43)           (85)
Share of earnings from investments subject to significant influence     --              1             (4)             1
Non-controlling interests                                                8             --              7             (5)
------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                             182            (70)            (3)           256
Earnings from discontinued operations (note 6)                          --             --             75             --
------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                     182            (70)            72            256
========================================================================================================================
Earnings (loss) per common share (basic and diluted)
  From continuing operations                                          0,41          (0,16)         (0,01)          0,58
  Net earnings (loss)                                                 0,41          (0,16)          0,16           0,58
========================================================================================================================
Weighted average number of common
      shares outstanding (in millions)                                 440            440            440            440
========================================================================================================================


CONSOLIDATED STATEMENTS OF DEFICIT

                                                                       THREE MONTHS ENDED             NINE MONTHS ENDED
                                                              SEPTEMBER 30   September 30   SEPTEMBER 30   September 30
(unaudited)                                                           2004           2003           2004           2003
(in millions of Canadian dollars)                                        $              $              $              $
------------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period - as reported                            (533)          (224)          (395)          (497)
Cumulative effect of changes in accounting policies (note 1d)           --             (4)            (6)            (2)
------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period - as restated                            (533)          (228)          (401)          (499)
Net earnings (loss) for the period                                     182            (70)            72            256
Dividends declared                                                     (11)           (11)           (33)           (66)
------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                (362)          (309)          (362)          (309)
========================================================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars)

                                                                            Operating        Additions to       Sales
THREE MONTHS ENDED SEPTEMBER 30, 2004             Sales   Amortization    profit(loss)(1)  capital assets(2)   Volume
-------------------------------------------------------------------------------------------------------------------------
                                                      $              $              $                   $
Newsprint                                           812             95             40                  65       1 139 (a)
Value-added groundwood papers                       412             48             (7)                 40         474 (a)
Wood products (3)                                   304             14             49                   7         574 (b)
-------------------------------------------------------------------------------------------------------------------------
Continuing operations                             1 528            157             82                 112
=========================================================================================================================

Three months ended September 30, 2003
-------------------------------------------------------------------------------------------------------------------------
Newsprint                                           763             99            (13)                 27       1 115 (a)
Value-added groundwood papers                       391             45            (12)                 33         458 (a)
Wood products (3)                                   186             15             (7)                  8         466 (b)
-------------------------------------------------------------------------------------------------------------------------
Continuing operations                             1 340            159            (32)                 68
=========================================================================================================================


                                                                            Operating        Additions to       Sales
NINE MONTHS ENDED SEPTEMBER 30, 2004              Sales   Amortization    profit(loss)(1)  capital assets(2)   Volume
-------------------------------------------------------------------------------------------------------------------------
                                                      $              $              $                   $
Newsprint                                         2 378            284             61                 105       3 363 (a)
Value-added groundwood papers                     1 166            137            (24)                129       1 358 (a)
Wood products (3)                                   778             42             79                  12       1 620 (b)
-------------------------------------------------------------------------------------------------------------------------
Continuing operations                             4 322            463            116                 246
=========================================================================================================================

Nine months ended September 30, 2003
-------------------------------------------------------------------------------------------------------------------------
Newsprint                                         2 352            300            (45)                 63       3 410 (a)
Value-added groundwood papers                     1 175            136            (18)                 83       1 347 (a)
Wood products (3)                                   551             43            (52)                 16       1 454 (b)
-------------------------------------------------------------------------------------------------------------------------
Continuing operations                             4 078            479           (115)                162
=========================================================================================================================

(1) Operating profit (loss) for the "Newsprint" segment includes a gain for mill closure elements (sales of air emission credits) of $8 million in the three months ended September 30, 2004 (2003 - nil) and a net income for mill closure elements of $5 million in the nine months ended September 30, 2004 (2003 - nil).

     Operating profit (loss) for the "Value-added groundwood papers" segment for the nine months ended September 30, 2004 includes a expense for mill closure elements of $4 million (2003 - nil).

     Operating profit (loss) for the "Value-added groundwood papers" segment includes start up costs of $2 million for the three months ended September 30, 2004 (2003 - nil) and $7 million for the nine months ended September 30, 2004 (2003 - nil).

(2)  Capital assets include property, plant and equipment and intangible assets.

(3) Wood products sales are presented net of inter-segment sales of $45 million in the three months ended September 30, 2004 ($48 million in the three months ended September 30, 2003) and $135 million in the nine months ended September 30, 2004 ($141 million in the nine months ended September 30, 2003).

     (a)  in thousands of tonnes
     (b)  in millions of board feet

                                                                                      SEPTEMBER 30        December 31
                                                                                              2004               2003
TOTAL ASSETS                                                                                     $                  $
-------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                    6 454              6 561
Value-added groundwood papers                                                                2 898              2 874
Wood products                                                                                  701                750
-------------------------------------------------------------------------------------------------------------------------
                                                                                            10 053             10 185
=========================================================================================================================

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       THREE MONTHS ENDED             NINE MONTHS ENDED
                                                              SEPTEMBER 30   September 30   SEPTEMBER 30   September 30
(unaudited)                                                           2004           2003           2004           2003
(in millions of Canadian dollars)                                        $              $              $              $
------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                             182            (70)            (3)           256
Amortization                                                           157            159            463            479
Future income taxes                                                     29            (56)           (52)           (84)
Gain on translation of foreign currency long-term debt                (276)           (20)          (133)          (648)
Employee future benefits, excess of disbursements over expense         (12)           (12)           (38)           (23)
Gain on disposal of investment                                          --             --            (25)            --
Share of earnings from investments subject to significant influence     --              1             (4)             1
Non-controlling interests                                                8             --              7             (5)
Other non-cash items                                                     5              8             19             19
------------------------------------------------------------------------------------------------------------------------
                                                                        93             10            234             (5)
Changes in non-cash operating working capital components               (16)            17           (228)            67
------------------------------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities                         77             27              6             62
------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                             244            167          1 211          1 405
Repayment of long-term debt                                           (205)          (143)          (950)        (1 196)
Financing fees                                                          (2)            (2)            (9)            (9)
Cash contributions by non-controlling interests                         --              5              8             26
Dividends paid to shareholders                                         (11)           (11)           (44)           (99)
Dividends and cash distributions paid to non-controlling
  interests in subsidiaries                                            (11)            --            (11)            --
Net proceeds on issuance of shares                                      --             --             --              2
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities of continuing operations           15             16            205            129
------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                            (111)           (68)          (245)          (162)
Additions to intangible assets                                          (1)            --             (1)            --
Business acquisitions, net of cash acquired (note 2)                    18             --              8             --
Acquisitions of non-controlling interests (note 2)                      (2)            --             (9)
Net proceeds on disposal of discontinued operations (note 6)            --             --            112             --
Net proceeds on disposal of an investment (note 6)                      --             --             57             --
Investments                                                             --             (4)            (3)           (25)
Other                                                                   --             --             --            (22)
------------------------------------------------------------------------------------------------------------------------
Cash flows used in investing activities of continuing operations       (96)           (72)           (81)          (209)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents during the period      (4)           (29)           130            (18)
Foreign currency translation adjustment on cash                         (9)             1             (2)           (17)
Cash and cash equivalents, beginning of period                         194            139             53            146
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                               181            111            181            111
========================================================================================================================

See accompanying Notes to consolidated financial statements

    Components of the changes in non-cash operating working capital
       Accounts receivable                                              64             36           (113)           197
       Inventories                                                      (2)           (50)            --            (29)
       Prepaid expenses                                                 10             (1)           (12)            (3)
       Accounts payable and accrued liabilities                        (88)            32           (103)           (98)
                                                                   -----------------------         ---------------------
                                                                       (16)            17           (228)            67
                                                                   -----------------------         ---------------------

    Cash outflows (inflows) during the period related to
       Interest on long-term debt                                      117            105            313            298
       Income taxes                                                      5              1              9             (3)
                                                                   -----------------------         ---------------------
                                                                       122            106            322            295
                                                                   -----------------------         ---------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                             SEPTEMBER 30       December 31
(unaudited)                                                          2004              2003
(in millions of Canadian dollars)                                       $                 $
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                             181                53
Accounts receivable                                                   489               372
Inventories                                                           764               755
Prepaid expenses                                                       75                58
--------------------------------------------------------------------------------------------
                                                                    1 509             1 238

Investments (note 6)                                                   18               273
Property, plant and equipment                                       6 257             6 421
Intangible assets                                                     478               489
Future income taxes                                                   323               296
Other assets                                                           91                91
Goodwill                                                            1 377             1 377
--------------------------------------------------------------------------------------------
                                                                   10 053            10 185
============================================================================================



LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                              929             1,048
Long-term debt due within one year                                    686               317
--------------------------------------------------------------------------------------------
                                                                    1 615             1 365

Long-term debt (note 7)                                             4 442             4 641
Employee future benefits                                               56                86
Future income taxes                                                   932               934
Deferred gain (note 6)                                                 --               122
Non-controlling interests                                             124               167

SHAREHOLDERS' EQUITY
Capital stock                                                       3 517             3 517
Contributed surplus (note 1d)                                          25                20
Deficit                                                              (362)             (401)
Foreign currency translation adjustment                              (296)             (266)
--------------------------------------------------------------------------------------------
                                                                    2 884             2 870
--------------------------------------------------------------------------------------------
                                                                   10 053            10 185
============================================================================================

See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles and should be read in conjunction with the latest annual consolidated financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the consolidated financial statements for the year ended December 31, 2003, except for the following:

a)   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     Effective January 1, 2004, the Company applied the new Section 1100 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES", which eliminates "industry practice" as a possible source for consultation. As a result, the Company now records its distribution costs and its countervailing and anti-dumping duties as operating expenses, instead of as a reduction from gross sales to determine "Sales". This section was applied retroactively with restatement. Therefore, sales and operating expenses for the three months ended September 30, 2003 have been increased by $144 million of distribution costs and $20 million of countervailing and anti-dumping duties, respectively (sales for the nine months ended September 30, 2003 have been increased by $441 million of distribution costs and $59 million of countervailing and anti-dumping duties, respectively).

b)   IMPAIRMENT OF LONG-LIVED ASSETS

     Effective January 1, 2004, the Company adopted the new Handbook section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS", which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new section had no impact on the Company's consolidated financial statements.

c)   ASSET RETIREMENT OBLIGATIONS

     Effective January 1, 2004, the Company adopted the new Handbook section 3110, "ASSET RETIREMENT OBLIGATIONS", which focuses on the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. The adoption of this new section had no impact on the Company's consolidated financial statements.

d)   STOCK-BASED COMPENSATION PLANS

     Effective January 1, 2004, the Company applied the new recommendation of Handbook section 3870, "STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS" that states that a fair value based method must be used. The intrinsic value method is no longer acceptable. The recommendation was applied retroactively with restatement for all stock options granted after January 1, 2002. As a result of this recommendation, "Contributed Surplus" and "Deficit" both increased by $6 million as of December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $1 million (nil per share) for the three months ended September 30, 2003 and of $3 million ($0.01 per share) for the nine months ended September 30, 2003.

e)   HEDGING RELATIONSHIPS

     Effective January 1, 2004, the Company applied Accounting Guideline ("AcG") AcG-13, "HEDGING RELATIONSHIPS", that presents its views on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The adoption of this new guideline had no impact on the Company's consolidated financial statements.

f)   REVENUE RECOGNITION

     Effective January 1, 2004, the Company applied the accounting treatments of Emerging Issues Committee ("EIC") EIC-141, "REVENUE RECOGNITION", EIC-142, "REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES" and EIC-143, "ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE CONTRACTS". EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "REVENUE". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The application of these accounting treatments has no impact on the Company's consolidated financial statements.

2.   ACQUISITIONS

a)   ACQUISITIONS OF  NON-CONTROLLING INTERESTS

     On June 2, 2004, the Company exercised its option, at the predetermined nominal amount of $7 million (US$5 million), to acquire the other joint venture partner's 50% non-controlling interest in Alabama River Newsprint Company and Alabama River Recycling Company. As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004. The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.

     In June 2004, the Company's joint venture Pan Asia Paper Co. Pte. Ltd ("PanAsia") acquired an additionnal 15% interest in the company created with Hebei Longteng Paper Corporation of China. PanAsia purchased the additionnal interest in this company through a cash payment to the partner equivalent to the book value of the non-controlling interest at that time. The Company's portion of the cash payment made by PanAsia was $2 million during the third quarter.

b)   BUSINESS ACQUISITIONS

     On May 17, 2004, the Company acquired the assets of Cooperative Forestiere Laterriere for a cash contribution of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of this business acquisition have been included in the consolidated financial statements since its effective date of acquisition.

     On July 1, 2004, the Company acquired, for cash consideration of $14 million (US$10.5 million), an additionnal 2.5% interest in Augusta Newsprint Company, a company operating a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company's interest rose from 50% to 52.5% and obtained control. Effective as at the date of acquisition and in accordance with Section 1590 of the Handbook, the Company's consolidated financial statements include all the accounts of Augusta Newsprint Company, which is no longer included on a proportionate consolidation basis. The results of this business acquisition have been included in the consolidated financial statements since its effective date of acquisition. The fair value of net assets acquired was as follows:

     (in millions of Canadian dollars)                                       $
     --------------------------------------------------------------------------

     Net assets acquired
        Cash                                                                32
        Other current assets                                                21
        Property, plant and equipement                                      63
        Future income tax assets                                             2
        Current liabilities                                                (11)
        Long-term debt                                                     (37)
        Employee future benefits                                            (9)
        Non-controlling interest                                           (51)
        Goodwill                                                             4
     --------------------------------------------------------------------------
     Fair value of net assets acquired                                      14
     ==========================================================================

     All these acquisitions were accounted for using the purchase method of accounting, whereby the total cost of the acquisitions have been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.

3.   MILL CLOSURE ELEMENTS

     During the fourth quarter of 2003, the Company announced the indefinite idling of its Lufkin, Texas and Port-Alfred, Quebec paper mills. This resulted in a charge of $67 million ($44 million net of income taxes) mainly for severance costs, other labor related costs and other costs resulting from the idling of these mills. As at December 31, 2003, the provision for closure costs amounted to $62 million. The following table provides a reconciliation of the closure costs provision for the period:

                                                             THREE MONTHS ENDED  NINE MONTHS ENDED
                                                                   SEPTEMBER 30       SEPTEMBER 30
                                                                           2004               2004
     (in millions of Canadian dollars)                                        $                  $
     ----------------------------------------------------------------------------------------------
     Closure costs provision, beginning of period                            30                 62
     Closure costs incurred during the period                                --                  7
     Payments                                                               (11)               (50)
     ----------------------------------------------------------------------------------------------
     Closure costs provision, end of period                                  19                 19
     ==============================================================================================

     During the nine months ended September 30, 2004, $7 million of additional costs resulting from the idling of these mills have been recorded as mill closure elements in the consolidated statements of earnings. The Company expects to pay the balance of the provision, $19 million, during 2004.

     Following the indefinite idling of Sheldon's mill, the Company sold during the third quarter of 2004 some air emission credits. The resulting gain on disposal amounted to $8 million and is included in mill closure elements in the consolidated statements of earnings.

4.   FINANCIAL EXPENSES

                                                            THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                  SEPTEMBER 30                 SEPTEMBER 30
                                                          2004            2003        2004             2003
     (in millions of Canadian dollars)                       $               $           $                $
     -------------------------------------------------------------------------------------------------------
     Interest on long-term debt                             98              94         284              292
     Amortization of deferred financing fees                 2               2           5                4
     Interest income                                        (1)             (1)         (2)              (6)
     Other                                                   2               2           6                6
     -------------------------------------------------------------------------------------------------------
                                                           101              97         293              296
     =======================================================================================================


5.   OTHER EXPENSES (INCOME)
                                                            THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                  SEPTEMBER 30                 SEPTEMBER 30
                                                          2004            2003        2004             2003
     (in millions of Canadian dollars)                       $               $           $                $
     -------------------------------------------------------------------------------------------------------

     Gain on disposal of investment                         --              --         (25)              --
     Discount on sales of accounts receivable                1               2           5                6
     Other                                                  (1)             --           1                1
     -------------------------------------------------------------------------------------------------------
                                                            --               2         (19)               7
     =======================================================================================================

6.   INVESTMENTS

                                                                                  SEPTEMBER 30    December 31
                                                                                          2004           2003
     (in millions of Canadian dollars)                                                       $              $
     ---------------------------------------------------------------------------------------------------------
     Investments in companies and other entities subject to significant influence
        SFK Pulp General Partnership ("SFK GP")                                             --            148
        Private entities                                                                    17             43

     Investments in other private companies, at cost                                         1             82
     ---------------------------------------------------------------------------------------------------------
                                                                                            18            273
     =========================================================================================================

     On February 27, 2004, the Company sold its remaining 25% interest in SFK GP for gross proceeds of $118.5 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of the deferred gain related to this investment and $6 million of transaction costs. This gain is included in earnings from discontinued operations in the consolidated statements of earnings

     On May 19, 2004, the Company sold its 21% interest in Voyageur Panel Limited for gross proceeds of $57 million. The gain of $25 million, before income taxes, related to this transaction is included in other expenses (income) in the consolidated statements of earnings.

     On June 2, 2004, following the acquisition of the non-controlling interest in Alabama River Newsprint Company and Alabama River Recycling Company, the Company renounced its loan receivable from the partner.

7.   LONG-TERM DEBT

     On June 15, 2004, the Company issued through a private placement US$200 million of 7.75 % notes due 2011 and US$200 million floating-rate of notes due 2011. The net proceeds of these issues were used to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, to repay bank indebtedness and for general corporate purposes.

8.   STOCK-BASED COMPENSATION PLANS

a)   PERFORMANCE SHARE UNITS PLAN

     The Company decided to discontinue the performance share units ("PSUs") plan. All previously awarded PSUs will continue to become earned based on original PSU plan rules. As at September 30, 2004, 322,762 PSUs were outstanding, and there was no significant amount payable under this plan.

b)   RESTRICTED SHARE UNITS PLAN

     Effective January 1, 2004, the Company implemented a new restricted share unit ("RSUs") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptionnal basis, other selected high potential and/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human Resources and Compensation Committee will approve on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the nine months ended September 30, 2004, the Company granted 693,320 RSUs. As at September 30, 2004, 687,647 RSUs were outstanding, and there was no significant amount payable under this plan.

9.   EMPLOYEE FUTURE BENEFITS

     Total employee future benefits costs for the three months and nine months ended September 30 are as follows:

                                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                                                SEPTEMBER 30               SEPTEMBER 30
                                                          2004          2003        2004           2003

     (in millions of Canadian dollars)                       $             $           $              $
     ---------------------------------------------------------------------------------------------------
     Pension expense - defined contributions plans           3             3           8              8
     Defined benefit pension and other benefit costs        26            13          62             53
     ---------------------------------------------------------------------------------------------------
                                                            29            16          70             61
     ===================================================================================================

     In July 2004, the Company came to a five-year labour agreement with the employees of some of its newsprint and value-added groundwood paper mills. This labour agreement included improvements related to the defined benefit pension plans over the next 10 years and will increase accrued benefits obligations in an amount not expected to exceed $160 million.

10.  COMMITMENTS

     On September 10, 2003, Pan Asia Paper Co. Pte Ltd ("PanAsia"), a 50 percent joint-venture of Abitibi-Consolidated, announced the construction of a newsprint mill in the industrially developed Hebei Province of China with Hebei Longteng Paper Corporation of China. The total cost of this project, for the joint venture, is estimated at approximately US$300 million. As of September 30, 2004, the Company's portion of the costs incurred by PanAsia is US$45 million and its portion of the firm commitments made by PanAsia in connection to this capital project is US$69 million.

11.  COMPARATIVE FIGURES

     Certain comparative figures presented in the consolidated financial statements have been reclassified to conform to the current period presentation.